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SEC FILE NUMBER
8- 19351

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
N.D. Meyer & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1830 One Penn Center 1617 John F. Kennedy Blvd.
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen M. McCusker (215) 568-1786
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy L. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.D. Meyer & Co., Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum Assessment in Effect

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

N.D. Meyer & Co., Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of N.D. Meyer & Co., Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.D. Meyer & Co., Inc. at June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
July 25, 2002


Certified Public Accountants

N.D. MEYER & CO., INC.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash	$	38,489
Securities owned:		
State and municipal obligations owned, at market value (Note 2)		1,120,555
Deposit with clearing broker (Note 6)		35,000
Interest receivable		12,192
Prepaid expenses		5,928
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $95,431		6,663
Other		300
Total assets	$	1,219,127

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker (Note 6)	$	507,649
Accounts payable and accrued expenses		39,864
Income taxes payable		2,454
Total liabilities		549,967
Commitments and contingent liabilities		
Stockholder's Equity:		
Class A Voting common stock, no par value, authorized - 10,000 shares, issued and outstanding - 100 shares		2,500
Class B Nonvoting common stock, no par value, authorized - 25,000 shares, none issued and outstanding		-
Additional paid-in capital		44,356
Retained earnings		622,304
Total stockholder's equity		669,160
Total liabilities and stockholder's equity	$	1,219,127

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Income
For the Year ended June 30, 2002

REVENUE		
Net gain on firm securities trading	$	573,343
Interest		80,670
Underwriting		105,480
Miscellaneous		566
Total revenue		760,059
EXPENSES		
Salaries and other employment costs		436,285
Interest		32,862
Clearing charges		47,668
Occupancy costs and equipment rental		50,849
Telephone		22,287
Quotation fees		44,180
Regulatory fees and expenses		5,216
Travel and entertainment		69,251
Professional fees		13,750
Depreciation		2,593
Other		31,025
Total expenses		755,966
Income before income taxes		4,093
Provision for income taxes		429
Net income	$	3,664

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year ended June 30, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2001	100	$ 2,500	$ 44,356	$ 618,640	$ 665,496
Net income	-	-	-	3,664	3,664
Balance at June 30, 2001	100	$ 2,500	$ 44,356	$ 622,304	$ 669,160

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2002

Subordinated borrowings at July 1, 2001	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at June 30, 2002	$	-

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:		
Net income	$	3,664
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,593
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		2,010,252
Interest and other receivable		31,677
Increase (decrease) in liabilities:		
Payable to clearing broker		(2,015,780)
Accounts payable and accrued expenses		(7,185)
Income taxes payable		(16,046)
Net cash provided by operating activities		9,175
Cash flows from investing activities:		
Purchase of property and equipment		(1,188)
Net cash expended in investing activities		(1,188)
Net increase in cash		7,987
Cash at beginning of year		30,502
Cash at end of year	$	38,489
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	32,862
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Notes to Financial Statements
June 30, 2002

1. ORGANIZATION

N.D. Meyer & Co., Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), principally engaging in Pennsylvania municipal obligations. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes - The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 3). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities - The market value of securities owned, consisting of state and municipal obligations, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The provision for income taxes consists entirely of current taxes payable. Deferred taxes and deferred tax assets or liabilities are insignificant.

Due to certain Pennsylvania municipal bond profits being exempt from tax the Company's income tax provision does not include a provision for Pennsylvania corporate income tax.

3. INCOME TAXES (Continued)

The Company has approximately $24,000 of federal net operating losses (NOLS), as of June 30, 2002, available to reduce future taxable income. These NOLS will expire in 2022.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through FISERV Securities Inc. ("FISERV") on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital, which in any event, may not be less than $100,000.

At June 30, 2002, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $42,318 and $585,070 respectively, and its net capital ratio was .07 to 1.0. "Net Capital" exceeded minimum capital requirements by $485,070 at that date.

6. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

The Company has a clearing agreement with FISERV (See Note 4). Under the agreement the Company maintains a clearing deposit of $35,000. The Company carries its municipal inventory with FISERV and can borrow from FISERV up to 85% of its eligible municipal inventory in order to finance such inventory. The Company pays interest on any outstanding balance due FISERV at brokers call rate plus ½% (4.0%) at June 30, 2002. Interest expense was $32,862 for the year ended June 30, 2002.

7. CONCENTRATIONS OF CREDIT RISK

The Company, in the normal course of its investment and proprietary trading activities, underwrites, purchases, sells and makes markets in high-yield securities. For the purposes of this discussion, high-yield securities have been defined as debt securities, which are non-rated or those rated by Standard and Poors as BB+ or lower. These activities could expose the Company to a higher degree of credit risk than that associated with investing, underwriting and trading in investment grade instruments. As of June 30, 2002, the Company did not own any high-yield securities, as defined.

8. PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all employees. The Company made $45,344 of contributions under this plan for the year ended June 30, 2002.

9. LEASE COMMITMENTS AND CONTINGENCIES

The Company maintains a lease for its office space and other rental commitments, which expire at various dates through September 2006. The future minimum lease payments required for the years ended June 30 are as follows:

Year		Amount
2003		$ 47,354
2004		44,705
2005		39,759
2006		38,518
2007		9,690
	Total	$ 180,026

Rent expense for all leases was $50,848 for the year ended June 30, 2002.

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at June 30, 2002, had no material effect on the financial condition of the Company.

Schedule I

N.D. MEYER & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	669,160
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		669,160
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		6,663
Prepaid expenses and other assets		6,228
Total non-allowable assets		12,891
Net Capital before haircuts on securities positions		656,269
Trading and investment securities:		
State and municipal obligations		71,199
Net Capital	$	585,070

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	39,864
Income taxes payable		2,454
Total aggregate indebtedness	$	42,318
Percentage of aggregate indebtedness to Net Capital		7%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

N.D. MEYER & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $42,318)	$	2,821
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	485,070
Excess Net Capital at 1000%	$	580,838

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5).

Schedule II

N.D. MEYER & CO., INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
June 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
N.D. Meyer & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of N.D. Meyer & Co., Inc. (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Certified Public Accountants

Abington, Pennsylvania
July 25, 2002

N.D. MEYER & CO., INC.
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

June 30, 2002

TABLE OF CONTENTS

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS 3

FINANCIAL STATEMENTS

Statement of Financial Condition 4

Statement of Income 5

Statement of Changes in Stockholder's Equity 6

Statement of Changes in Subordinated Borrowings 7

Statement of Cash Flows 8

Notes to Financial Statements 9-11

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12-13

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 14

Independent Auditor's Report on Internal Control 15-16